1933 Act File
No. 333-211845
1940 Act File
No. 811-23159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT
UNDER

SECURITIES ACT OF 1933	☒
Pre-Effective Amendment	☐
Post-Effective Amendment No. 22	☒
and/or REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 25	☒
(check appropriate box or boxes)

Apollo Diversified Credit Fund
(Exact Name of Registrant as Specified in Charter)

Apollo Global Management, Inc.
9 West 57th Street, New York
New York 10019
(Address of Principal Executive Offices)
212-515-3200
(Registrant’s Telephone Number, including Area Code)

Copies of information to:
Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

Approximate Date of Proposed Public Offering:
 From time to time after the effective date of this Registration Statement.
If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
It is proposed that this filing will become effective (check appropriate box)

☒	This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
This Post-Effective Amendment No. 22 to the Registration Statement on
Form N-2 (File No. 333-211845) of
Apollo Diversified Credit Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 22 consists only of a facing page, this explanatory note and Part C of the Registration Statement on
Form N-2 setting
forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 22 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 22 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

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PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: Financial Highlights.

The financial highlights of the Registrant included in the Registrant’s Annual Report for the year ended December 31, 2021 filed with the SEC on March 8, 2022 as audited by PricewaterhouseCoopers LLP.

Part B: The following financial statements of the Registrant are incorporated by reference to Registrant’s

Annual Report for the year ended December 31, 2022 filed with the SEC on March 8, 2023:

Schedule of Investments as of December 31, 2022

Statement of Assets and Liabilities as of December 31, 2022

Statement of Operations for the Year Ended December 31, 2022

Statement of Changes in Net Assets for the Year Ended December 31, 2022

Notes to Financial Statements for the Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2022

The following financial statements of the Registrant, which were audited by PricewaterhouseCoopers LLP, are incorporated by reference to Registrant’s Annual Report for the year ended December 31, 2021 filed with the SEC on March 8, 2022:

Statement of Changes in Net Assets for the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2021

2. Exhibits

a(1).	Amended and Restated Declaration of Trust (Incorporated by reference to Post-Effective Amendment No. 21 filed on April 7, 2023)

a(2).	Restated Certificate of Trust (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

b.	Amended and Restated By-Laws (Incorporated by reference to Post-Effective Amendment No. 21 filed on April 7, 2023)

c.	Not applicable

d(1).	Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Agreement and Declaration of Trust. See also, Article 12, “Meetings” of shareholders of the Registrant’s By-Laws

d(2).	Multiple Class Plan (Incorporated by reference to Post-Effective Amendment No. 4 filed on August 11, 2017)

e.	Dividend Reinvestment Plan (Incorporated by reference to Post-Effective Amendment No. 21 filed on April 7, 2023)

f.	Not applicable

g(1).	Amended and Restated Management Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

g(2).	Amended and Restated Investment Sub-Advisory Agreement with Apollo Credit Management, LLC (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

h(1).	Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 7 filed on April 30, 2018)

h(2).	Shareholder Servicing Plan Under the Investment Company Act of 1940 (Incorporated by reference to Post-Effective Amendment No. 4 filed on August 11, 2017)

h(3).	Form of Broker-Dealer Selling Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

h(4).	Distribution Plan for Class C Shares (Incorporated by reference to Pre-Effective Amendment No. 2 filed on March 2, 2017)

h(5).	Distribution Plan for Class L Shares (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

h(6).	Distribution Plan for Class M Shares (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

h(7).	Amendment to the Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

i.	Not applicable

j.	Global Custody Agreement (Incorporated by reference to Post-Effective Amendment No. 14 filed on April 30, 2021)

k(1).	Administration, Bookkeeping and Pricing Services Agreement (Incorporated by reference to Post-Effective Amendment No. 2 filed on March 2, 2017)

k(2).	Amendment to the Administration, Bookkeeping and Pricing Services Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

k(3).	Amended and Restated Multi-Class Expense Limitation Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

k(4).	Class F Expense Limitation Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

k(5).	Services Agreement (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

l.	Opinion of Counsel (Incorporated by reference to Post-Effective Amendment No. 21 filed on April 7, 2023)

m.	Not applicable

n(1).	Consent of Independent Registered Public Accounting Firm (filed herewith)

n(2).	Consent of the Prior Independent Registered Public Accounting Firm (filed herewith)

o.	Not applicable

p(1).	Investment Letter (Incorporated by reference to Pre-Effective Amendment No. 3 filed on March 27, 2017)

q.	Not applicable

r(1).	Code of Ethics of the Fund (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

r(2).	Code of Ethics of the Adviser and Sub-Adviser (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

r(3).	Code of Ethics of the Principal Underwriter/Distributor (Incorporated by reference to Post-Effective Amendment No. 13 filed on April 29, 2020)

s(1).	Powers of Attorney for Meredith Coffey, Christine Gallagher, Kenneth Seifert, Michael Porter, Earl Hunt and Carl J. Rickertsen (Incorporated by reference to Post-Effective Amendment No. 19 filed on December 30, 2022)

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

The Registrant and the Adviser, Apollo Capital Credit Adviser, LLC, are affiliates of Apollo Global Management, Inc. GIACF Alternative Holdings, LLC, a Cayman Islands exempted company, and CRDTX SPV I, LLC, ADCF Alpine SPV, LLC, ADCF Zorro SPV, LLC, ADCF Lender, LLC, ADCF Mantle SPV, LLC, ADCF Germantown SPV, LLC, ADCF Titan SPV, LLC (f/k/a ADCF Certinia SPV, LLC), ADCF Newark SPV, LLC, ADCF Lemon SPV, LLC and ADCF Opera SPV, each a Delaware Limited Liability Company, are each wholly-owned subsidiaries of the Registrant.

Item 29. Number of Holders of Securities as of March 31, 2023:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class A	1557
Shares of Beneficial Ownership for Class C	2439
Shares of Beneficial Ownership for Class I	10153
Shares of Beneficial Ownership for Class F	460
Shares of Beneficial Ownership for Class L	211
Shares of Beneficial Ownership for Class M	1

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), filed as Exhibit (a)(1) hereto, and to Section 7 of the Registrant’s Distribution Agreement, filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-108959), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

ALPS Fund Services, Inc., the Registrant’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1000, Denver, CO 80203. The other required books and records are maintained by the Adviser at 9 West 57th Street, New York, New York 10019.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) Not applicable;

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. The Registrant hereby undertakes:

(a) Not applicable.

(b) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 19th day of October, 2023.

APOLLO DIVERSIFIED CREDIT FUND

By:	/s/ Earl Hunt
Name:	Earl Hunt
Title:	Chairman, President and Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date

/s/ Earl Hunt Earl Hunt	Chairman, President and Trustee (Principal Executive Officer)	October 19, 2023

Meredith Coffey*	Trustee	October 19, 2023

Christine Gallagher*	Trustee	October 19, 2023

Michael Porter*	Trustee	October 19, 2023

Carl J. Rickertsen*	Trustee	October 19, 2023

/s/ Kenneth Seifert Kenneth Seifert	Treasurer and Principal Financial Officer (Principal Financial and Accounting Officer)	October 19, 2023

*By:	/s/ Ryan Del Giudice
Ryan Del Giudice

As Attorney-in-Fact - Pursuant to Powers of Attorney filed as Exhibit s(1).

 October 19, 2023

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Exhibit Index

n(1)	Consent of Independent Registered Public Accounting Firm

n(2)	Consent of the Prior Independent Registered Public Accounting Firm

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